September 27, 2022

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Livingston

Division of Corporation Finance

Re: Registration Statement on Form S-1 for ProShares Trust II (File No. 333-262728)

Dear Ms. Livingston:

On behalf of ProShares Trust II, we hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, as of 5:00 p.m. on September 29, 2022, or as soon thereafter as reasonably practicable.

Thank you for your time and attention to this matter.

ProShare Capital Management LLC

By:	/s/ Richard F. Morris
Richard F. Morris
General Counsel